Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Celgene Corporation
Commission File No.: 001-34912

Explanatory Note: The following is an excerpt from a transcript of a town hall meeting held by Bristol-Myers Squibb Company on January 29, 2019.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), Bristol-Myers Squibb and Celgene will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Bristol-Myers Squibb registration statement on Form S-4 that will include a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Bristol-Myers Squibb and Celgene. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb will be available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene will be available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 13, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018. Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 7, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2018, June 19, 2018 and November 2, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to non-GAAP earnings per share, capital structure, debt repayment, adjusted leverage ratio and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Bristol-Myers Squibb nor Celgene assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Bristol-Myers Squibb/Town Hall – 1/29/2019

GIOVANNI CAFORIO:          Good morning everyone.  Good morning, good afternoon, and good evening to all of you around the world.  It’s a pleasure to be here.  It’s been a little over three weeks since we kicked off the year and we had an opportunity to get together on January 3rd, and a lot has happened.

[…]

The third thing that we covered was an update on the way we think about the Celgene acquisition, and many of you may have seen, we presented some slides in which we articulated very clearly, first of all, what we think is the value of the early pipeline and what is the value of some of these very exciting medicines that we have an opportunity to launch in the next two years.

We also provided a perspective of the long-term growth potential of the new company, and I must say that overall we left last week feeling pretty good actually about how the investment community is engaging with us and understands every day more the extraordinary value that this new company can deliver to patients and obviously to shareholders, and I’ll cover that a little bit more after Tom’s remarks.

[…]

First of all, delivering against our objectives in 2019 is more important than it’s ever been because we need to make sure that as we think about the future, our present remains really strong, but at the same time many of us, many of you will also be busy thinking about our future and helping write this really exciting next chapter that comes with the potential acquisition of Celgene.

[…]

So, I want to finish with two slides, and these two slides I think are a great introduction to Giovanni’s next discussion about Celgene, because I’ve been asked a lot over the last several weeks, Tom, what do you think about Celgene, what’s the company like?  The point is, I don't know much more that you do, or we do collectively.

We’re just in the early part, but I think one of the things we’ve done and one of the things they’ve done that’s extremely similar is shown on these next two slides, and it’s one of the reasons, and again, everyone in this room owns this slide.  Everyone at BMS, for the past ten years, owns this slide because this slide is what it means to be a BMS scientist.

[…]

Now, what’s great about this, this is just a BMS story.  Celgene has done the same thing in a different disease.  So, what they’ve done is they’ve done it in myeloma.  Now, the scales are different.  Someone might argue we made sure that the scale from BMS looked like it was a bigger upslope, okay.  I don't know John and his team, but—

So, but the magnitude really, if you take apart the scale, the magnitude’s the same.  Myeloma was a disease that had an extremely poor outcome if you go back to 1975.  A two-year typical survival was the outcome.  We now have a situation where many people with myeloma have an eight-year median survival, and there are many people who can expect to live a normal lifespan and not die from their myeloma because of what happened in Summit, New Jersey, and because of the scientists who work for Celgene.

That’s the kind of company we’re going to be working with. That’s the kind of company we’re going to be and that we’re going to own as we go forward.  So, congratulations on a great year.  Lots of challenges ahead, and we look forward to seeing all the new data as it emerges.  Giovanni.

GIOVANNI CAFORIO:          Thank you Tom.  A lot happened as you can see, and many more really exciting things are ahead of us.

So, let’s talk about the Celgene update for a few minutes.  First of all, as you can imagine, many of us have had lots of discussions about the Celgene acquisition with shareholders, investors in general, other stakeholders outside of the company, and one of the things that I have found really helpful is to explain how consistent our decision to acquire Celgene is with our strategy.

This is a slide that many of you have seen for many years.  We’ve used it to describe our strategies and Bristol-Myers Squibb and the way it’s been different from many other of our peer companies, and so if you think about our strategy, we’ve talked for a long time about our desire to take the best of biotech and the best of pharma, the speed and agility of a biotech company and the resources, the capabilities, the knowledge of a larger more established pharmaceutical company, and here we have an opportunity again to bring together two different companies that have in many ways, again, the characteristics of a larger more resourced company and a smaller biotech company that can come together again.

We have spoken about our focus on innovation for many years and how we invest in R&D, probably more than most companies around the world, and here, again, we have an opportunity to double the size of our early pipeline, to add five medicines, very innovative medicines that have an opportunity to reach patients in the next couple of years.

We’ve spoken about the desire to remain focused, and I think that’s really important because we will continue to be operating in therapeutic areas in diseases that we know really well, immunoscience, oncology, cardiovascular medicines, fibrosis.  These are all areas that all of our scientists in our company know really, really well, and most importantly, it’s about people and the focus on patients, and I’m convinced we have some of the best people in the industry, and a focus on patients that is second to none, and in a couple minutes I’ll tell you what my experience has been in the first interaction that I’ve had an opportunity to have with the people of Celgene.

So, when I think about the company we are creating, this is great representation of the strength of our company going forward.  So, if you think about the medicines we will have to bring to patients from day one in the marketplace, well a stronger immunology and inflammation presence with Otezla and Orencia and two potential launches coming up, continue to have a leading presence in cardiovascular medicines with Eliquis, and Factor XIa and other agents being developed, and in oncology we’ll have the largest presence in the industry across not only solid tumors, but also hematologic malignancies with a number of really important medicines.

Tom mentioned multiple myeloma.  Well, that’s Revlimid and Pomalyst.  Of course, for us it is Opdivo and Yervoy and the rest of our portfolio.  So, really strong.  What’s very exciting is that we’ll have an opportunity to launch six new medicines in the next two years or so, five of them coming from the Celgene pipeline, two medicines in immunology and inflammation, TYK2 and ozanimod, and four in hematology to continue to strengthen our presence in hematology.

So, that’s quite unique.  Think about that, and think about that in addition to the slide you saw from Tom with over 20 clinical studies for our neuro-oncology portfolio that have an opportunity to be as many launches and new indications.  I don't think there is any other company that can think about the next two to three years and so many opportunities to give new options to patients and provide opportunities for growth for the company, and then when we think about the long term, the size of our early pipeline has just doubled, and one of the things we’ve discussed with investors is to help them think about Bristol-Myers Squibb in 2025.

It seems like a long time from now, but, in fact, if you really think about it, very soon as a company we will begin to think about the loss of exclusivity for Eliquis in 2026, ’27, and then later in that decade the loss of exclusivity for Opdivo, two products that will be really important at that point for Bristol-Myers Squibb.

Now, we have an opportunity to be a much stronger company, a much more diversified company with many more growing products, and so we will be so much better positioned in the second half of the next decade as our Bristol-Myers Squibb portfolio comes closer to the end of its lifecycle, and that’s a message that is really important for us, and it is resonating very well with the investment community.

At the end, it’s all about science and continuing to advance really interesting science and medicines to patients, and I’m really excited that when you look at the combined capabilities of the new company from small molecules to biologics and now cell therapies, we also will have a really diversified science platform that will enable us to really think about the long-term growth and future of the company.

So, very, very important.  Some things that I mentioned earlier, they won’t change.  Our focus on people, our focus on patients, our unique ability to keep patients at the center of everything we do, that’s what makes Bristol-Myers Squibb today.  That’s what will make Bristol-Myers Squibb after the acquisition of Celgene and for many years to come.

So, when you think about our vision, this is a great opportunity to make it even closer.  The realization of our vision becomes so much more real and so much easier, and some of the questions that I have received is what will change for us as a company, will we value the same values, will we be focused on the same behaviors, and let me tell you, yes.

That is our intention.  When we think about the importance of passion, innovation, accountability, speed, I see these as the behaviors that are critical and rewarded in the new company, and we will continue to strive to be the best company we can be.  We’ll just have so many more opportunities for all of you and for all of us to do that together.

So, think about that, and share my excitement and our excitement for the work we are doing to write the next chapter in the history of Bristol-Myers Squibb.

Now, one of the things that has happened since we last got together on January 3rd is that obviously we’ve had many opportunities to talk about our plans externally.  One of the opportunities that came right after our announcement was at a conference called JPMorgan in San Francisco, where we had an opportunity to actually really be at the center of that conference, because, of course, the deal was announced just a couple of days before the beginning of the conference.

It’s a big event where the entire biopharma world comes together, and I had an opportunity with my colleague, Mark Alles, to actually open the conference, and there was a lot of attention on the announcement of the acquisition of Celgene from us.  I can tell you that I have a couple new friends on TV that are now following very closely what we do, and it was fun to be there and to be very proud to announce a really big move that we made as a company.

There were a lot of articles that were written about this, and I must say, at the beginning, they were articles of surprise.  In some cases, they were critical, but I must say that I feel really good about as people understand the strategic rationale, the logic of our decision, the power of the new company, the media has become quite balanced, in many cases, rather positive I would say, and that reflects the experience we’ve had with investors and shareholders where after a moment of surprise, there is really a lot of interest and growing excitement for what we can do.

One of the things that I really enjoyed a few days after I came back from JPMorgan was the opportunity to participate in a meeting with the top 200 managers of Celgene in Summit.  They, like us, have a meeting of their most senior global team at least once a year, and this meeting was organized to happen in the second week of January, and the team at Celgene was kind enough to invite me to be there, and I had an opportunity to spend the evening with them.

What I saw in that room was a number of people that are really passionate about science, very proud about what they do, a very diverse group of people from different companies and different backgrounds that have different perspectives and different personal histories, and I did see a really big passion for patients, and, in fact, all of those pictures are pictures taken with patients that were there that night and participated in the entire event.

They were there when I spoke.  They were there when the CEO of Celgene gave a business update.  They were known friends to the audience, and they stayed with us for the evening, and I had an opportunity to meet them.  I think that to me is really important because it speaks to the fact that as we focus on patients and think about science and bring in new medicines to the patients that need them, I think we’ll have an opportunity to work very well as we bring many talented people from Celgene to Bristol-Myers Squibb, and I must say that I left that evening really energized that we can build something truly special here.

So, I look forward to continuing to update you what is happening, and to do that even better than me, I’d like to invite Charlie, who’s leading for all of us in the LTD integration to give you an update on where we are.  Charlie?

[…]

So, this is truly one of the most exciting times in the history of BMS.  Think about that.  Two big, large companies both with sort of a mindset of more biotech coming together.  That’s so unique.  We are bringing sort of high science, as Giovanni said, very patient-centric companies together where one plus one is going to be greater than two.

We announced the deal, I think it was less than four weeks ago.  So, when you think about that, a lot has already happened, and we’ve begun the integration planning process.  Sandy will take you a little bit through the timeline of what happens between our announcement, anti-trust, and shareholder vote, but it is going to close, or hopefully close in the third quarter of this year.

So, we need to start to really thinking through how do we integrate the two companies together, and I’ll take you through in a couple of slides what that looks like, how we’re thinking about it.  You can see in the middle box there, we do need to move swiftly, because six months is going to come pretty quickly, but at the same time when we think about the process of bringing two companies together, we really need to be thoughtful.

So, the idea is upfront move slow to eventually move efficiently and move quickly.  So, we’re in the beginning processes of that, and I’ll take you through how we’re thinking about it in a minute, and then as the integration continues to evolve, all of you are very interested.  Many of you have come to me and say how do I get involved, what can I do, and we will continue to share the progress of how we’re moving alone both at town halls like this, but your functional town halls and your own teams that are within BMS and that with which you work every single day.

So, Giovanni mentioned this.  So, how do we balance the great performance and execution that is already going on at BMS?  We had a great 2018, and we’re taking that momentum forward into 2019.  We need to continue that, and we need to continue all the clinical development programs that are ongoing now as well and make sure we execute them efficiently, effectively, and hopefully, we have positive results, because that’s going to be critical not just for us, but for Celgene as they do their day-to-day business, because when the two companies come together, we want them to be coming together from the position of great performance, because that’s only going to help the future of the—excuse me, of the combined company.

At the same time, we need to begin to start planning for the integration with Celgene.  We want to have the best people, the best processes, the best assets, the best culture to compete, not just now, but into the future, and we want to serve many more patients than we do today.  So, we really need to be thoughtful about preserving the value of these two great companies coming together.

Of course, there’ll always be synergies with two companies coming together, and that will also be part of the integration planning process, and very importantly, the last bullet is we need to prioritize all the activities that we’re already doing today because to deliver on our current results, plan for the Celgene acquisition, we need to make sure that we’re freeing up bandwidth so we can do all of those activities.

Some of that’s going to be done at the center.  Some of that’s going to be done within your functional areas, and I’ll give one example we’ve already made a decision on, and many of you get involved in this process every year, which is our long-term financial planning process.

We’ve decided to really scale that back and do much more fit for purpose and that will take a lot of work out of the system and free up organizational energy as well.  So, there’s many more things that we need to do in that area, but we’ve already started that.  We had a review with Giovanni’s team yesterday to already think through what are the things we can deprioritize?

Now, this is the program structure.  It looks probably a little more complicated than it really is, and let me kind of walk you through it, and this is very traditional when you think about integration.  So, if you look at that left box, that’s really thinking about, what is the best organizational model, what’s the best governance model, what are the design principles that we want when we plan the integration, and very importantly, how do we involve our future Celgene colleagues in that process?

So, all of that is being thought through, and that’s part of what I said earlier about thinking this through early, because you can only really begin the integration process when you’ve got those principles thought through, and then we have what’s called the integration management office, and you can see some of the activities that happen there around the governance, communications, change management, systems and tools and processes to make sure everything is working holistically across the enterprise, and then you can see the bottom row there.

The operational integration that happens across the major business units of commercial, R&D, GPS and then each of the enabling functions, and one of the things that we learned from some of the third parties that we’re looking to partner with as part of the integration process is that the critical success factor to make this work and work well is that you need senior people dedicated basically full time to this effort.

So, you’ve seen a couple of announcements over the last couple of weeks where we have named Phil Holzer the Head of the Enterprise Integration Management Office, and he’s already started to name members of his team, and then you can see Johanna Mercier for Commercial, Chris Sinko for R&D, and Morrey Atkinson for GPS are going to be leading their respective functions reporting into Lou, Chris and Tom.

So, this is going to be done in a very thoughtful way, but it’s also going to be done within the individual business units and in the enabling functions sort of with oversight by the, as I mentioned earlier, the Enterprise Integration Management Office.  So, more to come.  Keep focusing on delivering 2019.  We’ll continue to communicate how we’re planning the integration and progress we’re making, but I appreciate the number of people who have already contacted me and said how do I get involved, I’m super excited, this is the most exciting time for BMS.  So, stay tuned.  More to come.

SANDY LEUNG:          I’m next.  Thanks Charlie, and hello everyone.  We heard this morning from Tom, you’re all scientists.  We heard from Charlie, you’re all finance people.  Now, I could stand here and say you’re all lawyers, but I’m not sure how well received that would be.  There aren’t any jokes about R&D folks.  There aren’t any jokes about finance, but we heard our share of jokes about lawyers, but anyway, that’s okay.

We’re fine with that.  We know that you actually need us and that you actually like us because we’re here to help.  So, I’m going to take you today through a broad timeline of what’s going to happen between now and when we actually close the transaction.  I know it’s only been almost a month since we announced the trans—the planned transaction, and I know there’s still a very high level of excitement, and I’d really love for that excitement to be sustained until when we actually close the transaction, but before I get to the timeline, I just want to give a reminder of guidelines on what we need to do before we close.

So, I think most of you know this already.  Do not reach out to Celgene, your counterparts there, to discuss business operations.  I know there’s a temptation to help and find things out, but please, please don’t do that.  We have an integration office.  Look to your integration leads and get guidance from them.

It’s also important to not share or receive information from Celgene and vice versa.  I know that we have common vendors, and I know some vendors have reached out to people and said hey, I know a lot about Celgene, I have some great ideas on what we could do to make things better and work more efficiently.  Resist the temptation to talk to them, and just tell them that you’re not—you can’t talk to them.  We operate as two separate companies.

It’s a very important concept for anti-trust reasons that we operate as two separate companies, because remember, in the very unlikely event, and I think it’s unlikely that the transaction doesn’t conclude, that we don’t complete the transaction, we continue to operate as two separate companies.  So, we want to make sure we have that clear separation, and related to that, don’t suggest to anyone that our companies have actually integrated until the transaction, again, is actually concluded, and lastly, if you’re not sure about what to do, you get a phone call if someone from Celgene reaches out to you, ask.

We have—again, we have an integration office and a clear guidance, guidelines as to what to do if you’re not sure, and remember, it’s business as usual.  When Giovanni addressed this group right after we announced it, he emphasized business as usual, and that’s good advice, and that continues today.

So, let’s go through a quick timeline of key steps between now until the deal closes.  January, we announced the transaction, the planned transaction, and very shortly we’re going to file what’s called a joint proxy statement.  So, some of you may be wondering what’s a proxy statement. You know that you get what’s called a proxy statement in connection to our annual meeting of shareholders where we elect directors and vote on shareholder proposals and things of that sort.

Think of the proxy statement as just information investors need to decide whether or not they want to vote for the transaction, and so we filed that together with Celgene.  The types of information you will read in the proxy statement include things like, and I think the section that will be most read and most written about, is the background of the merger, who contacted who, when did it happen, what did they say, what were negotiations like?

So, you will read all of that in the proxy, and I should note that we’re going to file what’s first called a preliminary proxy, which will be publicly available through the SEC website and other public forums, and you’ll read it there, and I should say the proxy also contains information like what were the reasons for the merger, why did Bristol-Myers Squibb want to merge, why did Celgene want to engage in this transaction?   So, you hear from the management perspective each of the companies why they wanted to engage in the transaction.

You'll also read opinions from the financial advisors, financial advisors from Bristol-Myers Squibb and financial advisors for Celgene, what are their views on the companies because from a shareholder perspective, shareholders want to know is this better to have these companies combined within this transaction or is it better for each company to go alone?  So, you'll read opinions, financial opinions from our advisors.

You'll also see some information of what we call pro forma information, hypothetical, where the companies are combined what is the financial future, what are the estimates of financial future?  So, you'll see information like that in the proxy too.  I expect that there may be some news stories written about the proxy statement, the information in the proxy statement.  There’ll be questions you might get from friends and neighbors about what's in there.

We're going to do our very best to keep everyone informed.  We do have an internal website with information that John and his team are doing a great job keeping updated and we'll continue to put information there that all employees can have access to, and again, if you have questions about anything, please feel free and ask.  So, that’s what you're going to see in the proxy statement.

I should say that after we have a preliminary proxy statement, the SEC, the Securities Exchange Commission, and the U.S. can decide whether or not they want to comment and whether or not they want us to make any changes to the preliminary proxy.  If they decide they want to make—they want to discuss making changes to that document, that will move this timeline that you see here a little out.

The timeline here assumes that they don’t have changes, and if they want us to make changes and we incorporate those changes, we file then a final proxy statement and that’s the statement that actually gets mailed to all of our shareholders, either electronically or physically.  So, there you—we talked about the SEC comments.

After we clear the comments, we mail the proxy, we solicit proxies, we have a proxy solicitor working on our behalf, calling shareholders, trying to convince them to vote based on the information in the proxy statement, and then after that, we'll hold a shareholder meeting.  Both companies will have their own shareholder meetings where shareholders will actually vote, and the expected date of the annual—we expect that date to be sometime in the April to June timeframe, hopefully closer to April.  The sooner we get the shareholder vote, the better.

And I should just tell you that the meeting to approve the transaction isn't like the big annual meeting of shareholders where people come.  Usually it's a non-event.  It's held in one—a law firm’s office and people vote their shares in advance of the actual meeting.  So, there we go for that.

And Charlie mentioned before, the last step after we get shareholder approval is getting antitrust approvals across the many, many countries where we are required to file.  We've already submitted our filing with the Federal Trade Commission here in the U.S. and that was done in record time, so I know many of you may have been involved in submitting documents that were important to that.

We're also preparing a filing now for the European Commission and we also have to do files in countries like Brazil, Russia, Israel, South Korea, so a host of other countries, too, and it's really after we receive all the antitrust approvals that we could finally close the transaction.  So, a lot more to come.

I want to thank everyone for all of your work, and everyone has been involved in one way or another, whether now with integration or before in getting documents together or looking at the transaction from the very beginning but thank you very much.  There is a lot more to come, and now let me turn it back to Giovanni for the Q&A.

GIOVANNI CAFORIO:          Thank you, Sandy.  So, as you can see, a very complex process but we're in good hands with a group of people at Bristol-Myers Squibb that are working day and night to make sure that all of those steps are managed really well and as effectively and quickly as possible.  I must say what Sandy called the proxy document is 300 pages.  It's about 300 pages of very complex material, so not an easy read, not an easy read for anybody.

Anyway, with that, I'd like to start the Q&A.  As you can see here, you can send us an email.  I have actually some questions we've received before, and I'd also like, as always, to ask anybody here in Princeton Pike to just stand up and ask a question.  There will be microphones available in the room.

[…]

So, we have a question about is the government shutdown impacting or expected to impact the pace or other activities related to the Celgene acquisition?  I think I can answer that very briefly.

The government has reopened, at least for now, and yes, it could have, and, in fact, it could have many different impacts.  It could delay our antitrust review, it could accelerate other parts of the process where the government has an option to either provide comments, as Sandy said, or not provide comments, and obviously, under a shutdown, the comments will probably not be provided to some of our documents and that could go faster.

But hopefully the government stays open and the people that work for the government continue to be working and having a pay and I think that’s what's really important for all of us.  So, that’s there.

I have a question here from Fanny Schultz.  Post-acquisition, how do you measure a successful integration and how do you nurture and craft the next generation of leaders within the newly formed organization?  What qualities must be—must these leaders possess?  So, let me answer the first part of the question, and then maybe I'll ask Ann to give you her perspective about how do we nurture and grow the next generation of leaders in the new company?

So, the good thing about this—the combination of these two companies is that while it is good for the long term, it actually has some really tangible benefits in the short term, and so when I've been asked that question, I think the most tangible way of measuring the successful integration of the company is our ability to keep the business as successful as it is today, and our ability to launch six products in a little over two years, that’s extraordinary.  We won't have to wait five years to understand whether we've integrated Celgene successfully.  We will measure it based on the success of the launches that will start coming just a few months after we even get started working together.  So, Ann?

ANN JUDGE:          Thank you, Giovanni, and hello, everybody.  What do we do to motivate leaders in the combined companies?  We continue to do what we have been doing.  Essentially, we align everybody to our strategy and why we're here.  To the vision, we align them around our patient and delivering around our patient.  That finds common ground.  In the combined organization, we all will want that.

And then we execute, we continue to execute and do what we're doing today.  We align around the four behaviors, we continue to push possibility lives, that inclusive work environment that brings out the best collectively of all of us, and we continue to drive performance at BMS, which is ongoing dialogs and discussions with our teams around the world so that they understand why we're here and why we come to work every day and do what we do.

We will continue to invest heavily, as we have up to this point in time, in learning and development, not only of leaders but of our entire population, and we have lots and lots of resources that you guys know to do that.  So, there's no magic formula.  It's just continue to do what we've done really well up to this point.  There's always more opportunity to do more and we'll continue to practice that as we come together.  Thanks.

GIOVANNI CAFORIO:          Thank you, Ann.  We have another question.  What are the key aspects of Celgene’s culture that are different from BMS that you plan to incorporate into the new BMS?

So, first of all, I think our approach should be, and our approach really is, to learn more about Celgene.  There are many things we don’t know.  Tom just gave you a perspective about how successful the company has been in transforming the lives of so many patients with multiple myeloma.  We know there is a real passion for science there.  But I think the most important thing we need to do first, and as soon as we can, is to get to know the culture of Celgene as well as we can and learn about it instead of having any perspective about what we like and what we don’t like until we have a better understanding.

Obviously, Celgene has grown more recently than us from being a smaller biotech company to being a larger biotech company, and they are known for being faster and agile, for having maybe fewer processes than we have, and that’s something that actually we're learning already as we are working together during the last three to four weeks, and so our desire to be faster and more agile and nimble hopefully can be supported by the integration with Celgene.

At the same time, we know that they are building many of the processes that have made us successful as they’ve become a bigger company, and so there are many things of our culture that will be extremely important to their employees that come and work with us, and I think that, to me, the most important thing is that we maintain an open mind, and we're really proud of who we are as a company at Bristol-Myers Squibb, but at the same time learn about another great company and the elements of their culture that are interesting to us and we should definitely work together to incorporate.

So, I don’t really have a specific answer, but I do have a desire to leverage this opportunity to take a great company, Bristol-Myers Squibb, and make us even better at what we do.

Any other questions?  We have two here.

[…]

TOM LYNCH:          Thank you for the comments, and I'm really sorry to hear about your dad.  I'd say a couple of things that this opportunity gives us.  The first is think about what we could possibly do in harnessing the immune system.  We now have all four approaches for impacting the immune system.  We have cellular based therapies from Celgene, we have IL-2 from Nektar, we have Opdivo and Yervoy.  Those are the four approved therapies, so the idea that we can continue to increase that cure rate curve for diseases like melanoma, renal cell, bladder cancer is not crazy.  That’s one piece.

The second piece, and one of the things that makes me so excited about the Celgene opportunity, is the fact that they’ve focused on something called protein homeostasis.  There are a whole bunch of targets that we know cause cancers to be worse, okay, and to start and propagate, and yet as good as Percy Carter might be, he can't drug them, okay, they’re undruggable with small molecules, and even Nils can't come up with antibodies that can get them.

But this idea of looking at how proteins are handled within a cell through protein homeostasis, and what Celgene has is something called CELMoDs, which are really unique agents which are able to disrupt oncogenes and other things, not just in cancer but other diseases as well, that technology could possibly begin to bring the concept of cure up in a number of different areas.  Now, it's hard, and saying in four years we're going to increase the cure rate by X is a tough goal to have.  But the aspiration of what we're trying to do is not wrong, and your instinct is absolutely right.

GIOVANNI CAFORIO:          Thank you, Tom.  There's another question here.

JULIE MEHTA:          Good morning, Giovanni, and thank you.  My name is Julie Mehta.  I'm an HR business partner for U.S. commercial sales and U.S. medical, now also a BMS scientist and a member of the finance team, and my question is we all know BMS has strong commercial strength and proven strategy and execution.  What role did that play with Celgene having five of the six upcoming launches and them wanting to engage in this transaction, and what advice do you have for the commercial organization so we can be proactive in preparation for those launches?

GIOVANNI CAFORIO:          Thank you.  That’s a great question.  Chris?  And you’re being taped.

CHRIS BOERNER:          Thanks.  Thanks for the question.  It's a great question, actually.  I think it did play a role in terms of how Celgene thought about this transaction.  Having five launches, or six launches if you include TYK2, is a daunting task, particularly when you look at a two-to-three-year time period, and I think they recognize that, the capabilities that we bring to the table, not just in oncology but, frankly, across the board, and I'll give you a couple of specific examples.

They recognize that the Otezla launch did not go as well as it could have gone, primarily because they don’t have a very deep market access function there, and if you think about it, it makes sense, they’ve really not had to build that capability.  They didn’t do a lot of contracting with Revlimid, they didn’t have to, aside from government required discounts, and so that was a capability that they specifically called out as we talked to them during the diligence process and that’s something that we've spoken to investors about because if you look at some of the launches that will be coming up, specifically CAR-T, that is an area where access has been a huge issue to the uptake of those medicines and we bring a lot of capabilities there.

They specifically called out the fact that we have had many, many launches in IO, and remember, there are a number of disease areas that, as we think about these launches, that we don’t have a lot of experience in.  We've not worked, for example, in MDS, we don’t have deep capabilities in MS.  These are some of the new therapeutic areas that as we launch these drugs, we're going to have to get up to speed on pretty quickly, and I think they recognize the fact that we've done a lot of launches in oncology, in other parts of our business.  We've gotten up to speed very quickly, we know  how to leverage the capabilities that others bring to the table, and that was hugely important for how they thought about this transaction.  So, it played a role.

As for the advice I would give to the commercial organization, first and foremost, continue to focus on delivering the business today.  It is the number one principle in the integration is that we have to deliver on our business today, and then we have to maximize these launches, and number two, I think there's going to be an agility that we're all going to have to get comfortable with in terms of being able to do multiple things.  We're going to be learning a lot of new things, which is what really makes this transaction so exciting from my perspective.  But ultimately, we've had a lot of success commercially.  We've got to keep doing what we've been doing in the short term.

GIOVANNI CAFORIO:          Thank you, Chris.  I can tell you that one of the, one of the arguments, one of the discussions that we are having with investors that is really resonating is everybody’s understanding of how strong our commercial capabilities are and the fact that our ability to execute five really successful launches working together with the teams of Celgene is something that has been recognized by day one, and I believe that we’ll bring, I'm convinced that we will bring a lot of value to these launches as we go forward.

So, before the next question, I would like to say, Sandy, I do consider myself a member of the legal team.  It's not just about R&D and finance.

But so, there is a question here that has come from multiple colleagues.  Many colleagues have said that pre-acquisition they were already stretched with work.  Now we've been told that all open positions are on hold.  What's the company-wide position and how do we deal with that?

So, I have two parts of answers to that question.  First of all, as Charlie said, we are working really hard and as a priority, as an LT, as a leadership team, to take work out in order to make sure that we can continue to focus on the most important priorities but create sort of the space needed in order to work on the integration.

Charlie gave an example of the strategic planning process which will be streamlined and will impact many in this room.  But there are other opportunities where we're looking at existing initiatives and do we really need to start working on those initiatives, can we stop that work, can we delay that work?  So, there's going to be more news to follow on that.

But I also believe that every one of you can make that decision.  You can talk to your manager, and within your department you can really think about how to prioritize the most important activities and deprioritize some that were important but are not critical and then discuss them with your manager in order to make sure that we are well coordinated.  So, I think it's in everybody’s hands and you should know that as a leadership team we're working on that very actively.

The second thing that I would say with respect to open position is that, first of all, I think you understand we need to be very careful.  We are about to potentially integrate two large companies.  We really want to understand what our organizational model will be.  We want to get to know the people of Celgene.  At the same time, every member of the LT has the ability to look at critical roles and make sure that those critical roles are filled if it is needed, and we've not built a very onerous process.  Again, it's the accountability of every member of the LT to make that decision, but we do need to be very, very careful going forward.  And, Charlie, anything else to add?

CHARLIE BANCROFT:          I would only add that we need to be smart about it.  So, for example, if there's an open position in Devens, our biologics manufacturing, or Cruiserath in Ireland, Celgene doesn’t have any operations in those sites.  In fact, they're not a biologics company.  So, Lou would view that as a critical position that needs to be filled.

Maybe on the other extreme, and I'll take finance since you're all finance people, is if there's a finance role in reporting which is, let's call it a little bit more of a generic position, in other words, those skills are more transferable, that would be something that we would potentially look to keep open and wait until the actual integration happens.  So, you kind of get a sense of some of the bookends there.

GIOVANNI CAFORIO:          Thank you, Charlie.

CARLOS GONZALES:          Hello. Carlos Gonzales, and I’m in market research innovative medicines.  A question maybe for Tom or Giovanni.  I'm excited that we're acquiring some CAR-T technology.  I've been reading about it, learning more about it, and my children are showing me YouTube videos about it, so I'm excited with jumping in.  So, I'd like to ask, I know there's a lot of hoopla around it, maybe a lot of hope, what is the status of CAR-T right now and where do we think it's going in the next several years?

GIOVANNI CAFORIO:          Okay, thank you.  That’s a really good question.  So, why don’t I ask Tom to start on the status from a scientific perspective, and Chris can give you his perspective about what's happening in the marketplace.

TOM LYNCH:          So, the one thing I want to just say is just to tell you I did a lot of due diligence on YouTube as well, okay, because if it's a new technology, it's surprising how you can learn a lot on YouTube.  So, I think your approach is quite good.  So, I think Chris has some really, really good observations about the potential for this and how we as a company can add something unique in this space.

Say a couple of things.  What CAR-Ts have done so far is they have had transformative activity for patients with hematologic malignancies driven by—that are marked by CD-19.  So, ALL, large cell lymphoma, children with acute leukemia have seen responses that were never, ever seen before in that setting, so it's had a transformative result in that space.

Now, there's a lot that needs to happen for CAR-T.  Remember, CAR-Ts are taken from a patient, the lymphocytes are taken, at least on YouTube, they're taken from a patient, they're shipped to a central facility.  Using a viral vector, the construct of the T cell receptor is placed into the T cell, the T cells are expanded, and then they're given back to the patient to fight the cancer, so lots and lots.  From Lou’s perspective, he can't do that 6.5 billion times in a year, meaning it's a very unique specialized process, so there are some issues.

But could you imagine a better company than Bristol-Myers Squibb to be able to bring its commercial and its GPS abilities to look at this challenging opportunity?  So, I think there's a real opportunity for the two companies to get together.  So, it's principally now a technology for hematologic malignancies characterized by CD-19 and diseases like myeloma because of BCMA, and the Celgene acquisition gives us entrance into both of those markets.  Chris, you have some really interesting ideas on how we can make that actually happen?

CHRIS BOERNER:          Thanks, Tom.  In general, I try to avoid using YouTube as a way to do market research, and I would highly recommend commercial people don’t do that.

But I did have the pleasure of working for a first-generation CAR-T company many years ago, albeit for a relatively short period of time, but the excitement around this technology is very real.  This is—this technology has the ability, as Tom mentioned, to deliver responses, and deep, durable responses, to patients who have gone through many, many, many lines of therapy and for whom there are no other options.

The challenges, though, are not trivial.  There are two approved CAR-Ts in the U.S., Kymriah and Yescarta.  Sales have been relatively anemic.  I will say that in the case of Yescarta they’ve begun to pick up and they actually had a reasonably good third quarter and I think their sales in ’18 are going to be pretty good overall.

But what's limited those—the uptake of these products have been, first, the logistics are very, very complicated.  With the efficacy comes some toxicity, and specifically cytokine release syndrome, which, if not managed, with these drugs in the intensive care unit, if not managed well can actually kill the patient, and so the concern about CRS, namely there's some neuro tox as well, has really required that these drugs be used inpatient.

That then leads to a second problem, which is they're very expensive.  They're expensive from a list price, but when you tack on the logistics of managing them, they're even more expensive.  That leads to the third problem, which is that access has become an issue, and then if you add all of that up, then a fourth problem is it's not been a particularly good experience for physicians or patients.  So, at some level you’ve got to overcome all of those problems.

Now, what we find so exciting about these assets is, first, they have the ability to have a really differentiated profile.  So, the example with JCAR017, you're seeing very high response rates, comparable with Yescarta, higher, in some cases, complete responses with durable—with durability to those, but cytokine release syndrome’s 1% versus 15 to 20% for the other agents.  That’s huge because if that is maintained, you could potentially think about not monitoring these patients in the intensive care unit but potentially in an outpatient setting.

So, if you can do that, then you can start to overcome some of the access challenges.  Progress has been made but this is where, frankly, we can add a lot of value, and then I think the reality is you bring a company like Celgene, with deep hematology experience, with a company like us, with more oncology launch experience than any company in the industry and a lot of deep capabilities in areas like access in medical and elsewhere, I think we can actually help to improve the customer experience and ultimately the patient experience.

But you really do have to address a differentiated profile, access, and the ability to make this experience more palatable for both physicians and patients.

GIOVANNI CAFORIO:          Thank you.  Thanks, everyone.  So, as you can see, this is really exciting.  There are multiple examples of science that is being developed in the labs of both companies.  We have the capabilities and we have the people to develop that science and bring it to patients like nobody else, and I hope that helps you understand the real excitement that we have in bringing Celgene together with us on the next chapter.

So, there are many more questions, but, unfortunately, we do not have time to address all of your questions today.  We will continue the dialog, and as I've said three or four weeks ago when we got together, through this process we will be very transparent.  We'll connect with all of you as soon as there are new developments and events, and over the next few months I'm pretty sure we'll learn much more about Celgene and how this fantastic new company is shaping up.

Let me just go back now to today and what's critical today.  What is critical today is that we continue to focus on running our business as well as we've done in 2018.  You see our objectives here.  We've added an objective related to integration planning for the merger with Celgene.  The rest remains exactly the same and it's really important that we continue to deliver.

First of all, it's important for patients.  Second, it's important for our employees.  Third, it's important for our shareholders, our owners, and remember, one of the reasons why we can sign a really big mortgage for the acquisition of Celgene is because of the strength of our financial condition as a company.  That comes from our performance every day and I know I can count on all of you to continue to do as great a job in 2019 as you’ve done in 2018.

[…]

So, thank you again for everything you’ve done in ’18, thanks for a great start to 2019, and have a great rest of the week.  Thank you.

(END)